Exhibit 99.1

CENTOGENE Announces Changes in Supervisory Board

Cambridge, MA and Rostock/Berlin, Germany, March 17, 2020 (Global Newswire) – CENTOGENE N.V. (Nasdaq: CNTG), a commercial-stage company focused on rare diseases that transforms real-world clinical and genetic data into actionable information for patients, physicians, and pharmaceutical companies, today announced changes to its Supervisory Board.

Mr. Jacob Kaluski, a member of the Supervisory Board since 2014, has decided to resign from his office with effect from March 16, 2020. The Supervisory Board would like to thank Mr. Kaluski for his valuable contributions to CENTOGENE’s success over the past six years, during which CENTOGENE has developed into a leading contributor in the battle against rare diseases.

At the same time, the Supervisory Board has nominated Mr. Peer M. Schatz as a member and Vice Chairman of the Supervisory Board. The appointment of Mr. Schatz will be proposed to the shareholders at the Company’s upcoming Annual General Meeting in June 2020.

“We are very grateful to Jacob Kaluski for his many contributions to CENTOGENE as a member of the Supervisory Board over the past six years,” stated Dr. Flemming Ornskov, Chairman of the Supervisory Board of CENTOGENE. “We are excited to welcome Peer M. Schatz as a new member of the Supervisory Board. Peer‘s excellent reputation and highly relevant industry experience will clearly help CENTOGENE deliver on its business and leadership ambitions in the field of diagnosis of rare diseases.”

Mr. Schatz joins CENTOGENE from his recent position as long-time Chief Executive Officer of QIAGEN N.V. (Nasdaq: QGEN; Frankfurt: QIA), a leading provider of molecular sample and assay technologies. From 1993 to 2019, he led QIAGEN’s rapid expansion from a start up with $2 million in sales into a global leader in molecular testing with over $1.6 billion in revenues, which included leading positions in solutions for the digital interpretation and analysis of genomic information. Mr. Schatz also served as a founding member of the German Corporate Governance Commission and as a Supervisory Board member of Evotec AG (Frankfurt: EVT).

In addition, from March 17, 2020 Mr. Holger Friedrich will resume his duties as a member of the Supervisory Board following his temporary leave of absence since November 21, 2019.

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About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical and genetic data into actionable information for patients, physicians, and pharmaceutical companies. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge, including epidemiological and clinical data and innovative biomarkers. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository with approximately 2.1 billion weighted data points from approximately 500,000 patients representing over 120 different countries as of December 31, 2019, or an average of approximately 600 data points per patient.

The Company’s platform includes epidemiologic, phenotypic and genetic data that reflects a global population, and also a biobank of these patients’ blood samples. CENTOGENE believes this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market. As of December 31, 2019, the Company collaborated with over 35 pharmaceutical partners for over 40 different rare diseases.

Media Contact:

CENTOGENE

Ben Legg

Corporate Communications

press@centogene.com

FTI Consulting

Bridie Lawlor

+1.917.929.5684

bridie.lawlor@fticonsulting.com